
June 18, 2025

James Cassel
Chief Executive Officer
Indigo Acquisition Corp.
801 Brickell Avenue
Suite 1900
Miami, FL 33131

> **Re: Indigo Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2025**
> **File No. 333-288014**

Dear James Cassel:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 9, 2025 letter on your draft registration statement.

Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 2 and your revised disclosure that the issuance of additional shares would not have the effect of "reducing dilution for the public holders." Please clarify your disclosure to state whether the issuance of additional shares may result in material dilution to them. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Notes to the Financial Statements
Note 9 - Subsequent Events, page F-15

2.   We note the activities within the disclosure took place on April 17, 2025 and during the month of May 2025 and that your auditors' report date is April 15, 2025. Please tell us what consideration, if any, your auditors gave to updating their audit report date.

Exhibits

3.   Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove the inappropriate assumption set out in paragraph 2.10. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jeffrey M. Gallant